UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 000-54863

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc
Eaton House
30 Pembroke Road
Dublin 4, Ireland
D04 Y0C2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON SAVINGS PLAN

Date: June 20, 2017	By:	Eaton Pension Administration Committee

	By:	/s/ K. D. Semelsberger
K. D. Semelsberger
Senior Vice President and Controller
Eaton Corporation

EATON SAVINGS PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2016

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	12

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Pension Administration Committee and the Pension Investment Committee - Eaton

We have audited the accompanying Statements of Net Assets Available for Benefits of the Eaton Savings Plan (“Plan”) as of December 31, 2016 and 2015, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

Cleveland, Ohio
June 20, 2017

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	December 31
	2016	2015
ASSETS
Receivable - Employer contributions	$1,157,068	$3,569,748
Receivable - Employee contributions	4,713,432	5,104,044
Receivable - Interest	122,477	128,572
Notes receivable from participants	90,238,327	95,816,449

Total Receivables	96,231,304	104,618,813

Investments at Fair Value:
Plan interest in Eaton Savings Trust	4,455,928,183	4,193,162,602

Investments at Contract Value:
Plan interest in Eaton Savings Trust
Eaton Stable Value Fund	376,816,297	341,852,890

Total Investments	4,832,744,480	4,535,015,492

Net Assets Available for Benefits	$4,928,975,784	$4,639,634,305

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	Year Ended December 31
	2016	2015
Additions to Net Assets Attributed to:
Contributions:
Employer	$42,160,956	$104,607,304
Employee	157,841,134	169,456,714
Rollover	19,023,497	16,059,364

	219,025,587	290,123,382
Plan interest in Eaton Savings Trust
investment gain (loss)	567,274,780	(225,725,587)
Interest income	3,981,283	4,041,630

Total Additions before Transfers	790,281,650	68,439,425

Net Transfers from other plans	206,952	212,656

Total Additions	790,488,602	68,652,081

Deductions from Net Assets Attributed to:
Benefits paid to participants	500,983,387	519,210,128
Administrative expenses	163,736	334,037

Total Deductions	501,147,123	519,544,165

Net Increase (Decrease)	289,341,479	(450,892,084)

Net Assets Available for Benefits:
Beginning of Year	4,639,634,305	5,090,526,389

End of Year	$4,928,975,784	$4,639,634,305

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

1     Description of Plan

The following description of the Eaton Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and summary plan description, which are available from the Company's Human Resources Department upon request, for a complete description of the Plan's provisions.

General:

Effective July 1, 1974, Eaton Corporation ("Company" or "Plan Sponsor") established the Plan. The Company is a subsidiary of Eaton Corporation plc ("Eaton"). The Plan was established to encourage eligible employees to make systematic savings through payroll deductions, to provide additional security at retirement and to acquire a proprietary interest in the Company. Effective July 5, 1989, the portion of the Plan attributable to Company contributions was designed to be invested primarily in Eaton common stock and constitute an employee stock ownership plan within the meaning of Code Section 4975(e)(7). The Plan was amended and restated effective January 1, 2016. The Plan was further amended December 14, 2016.

Eligibility for Participation:

An employee who is in the regular service of the Company in a class or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedure which follows the date an employee first completes an hour of service.

Contributions:

Employee Contributions - Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 50% of their compensation. Catch-up contributions (1% to 30%) are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code. Effective January 1, 2017, newly hired employees are automatically enrolled in the Plan at a rate of 6% of eligible compensation (previous to this change, auto enrollment was at 5%).

Employer Contributions (Matching) - The matching contribution for plan year 2015 was 100% of the first 3% of their deferred compensation, plus 50% of the next 2% of deferred compensation and was suspended effective with the first pay date occurring on or after March 1, 2016. Effective January 1, 2017, the matching contribution was reinstated at 50% of the first 6% of their deferred compensation.

Employer Contributions (Retirement) - Beginning April 1, 2013, the Plan provides that new members shall be eligible for non-elective 4% Eaton Retirement Contributions, not to exceed 4% of their Eaton retirement compensation.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

1     Description of Plan, Continued

Participants' Accounts:

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of the Plan's earnings, and is charged with an allocation of applicable administrative expenses. Allocations, if any, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Company Contribution Eligibility and Vesting:

All participants are 100% vested in elective deferrals and employer contributions (matching), subject to certain provisions as defined by the Plan, rollover contributions made to the Plan, and actual earnings thereon. Effective January 1, 2017, eligibility for current year employer contributions (matching) are subject to year-end eligibility requirements as defined by the Plan.

Vesting in the employer contributions (retirement) portion of a participant's account plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of service, attainment of age 65, termination for disability, or upon the death of the participant.

Notes Receivable from Participants:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding certain employer contributions), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rate as determined by the Plan Administrator. Principal and interest are paid through payroll deduction for active employees. Terminated employees are permitted to make loan payments directly to Fidelity. Loans are valued at unpaid principal plus accrued unpaid interest.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

2     Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan's trustee is Fidelity Management Trust Company, and the Plan's investments, excluding notes receivable from participants, were invested in the Eaton Savings Trust ("Master Trust"), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002, plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and separate accounts are valued at the redemption value of the units held at year-end. Participant transactions (purchases and sales) occur daily with no restrictions. The common/collective trust and separate accounts have varying investment strategies ranging from mirroring specific market indexes, asset allocation strategies, and bond performance. However, in high volume liquidation demand periods, the Trustee may, at their discretion, delay liquidation requests so that it is in the best interest of all participants in the fund. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the Trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2016 and 2015 on behalf of the Plan. Certain transaction costs are paid by the participants.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

2     Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Master Trust's investments, as listed in Footnote 4, have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through the report date, which is the date the financial statements were available to be issued.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year's presentation.

3     Tax Status

On December 15, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

4     Investments

Fidelity Management Trust Company, Trustee and Recordkeeper of the Plan, holds the Plan's investment assets and executes investment transactions, and all investment assets of the Plan are pooled for investment purposes in the Master Trust.

4     Investments, Continued

The following table presents the assets of the Master Trust at December 31:

	2016	2015

Registered investment companies	$ 2,147,156,916	$ 2,123,234,689
Common collective trusts	1,234,573,814	1,086,882,317
Eaton ordinary shares	991,444,472	918,532,429
Guaranteed investment contracts	393,052,117	366,552,873
U.S. government securities	128,309,559	116,112,425
Interest bearing cash	51,780,139	43,312,566
Corporate debt instruments	40,113,258	30,302,562
Receivables	2,475,402	1,962,969
Non interest bearing cash	517,184	618,912
Liabilities	(2,097,375)	(1,655,233)

Total Investments	$ 4,987,325,486	$ 4,685,856,509

As of December 31, the Plan had a 96.9% (2016) and 96.8% (2015) interest in the assets of the Master Trust.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the net change in the Master Trust activity, allocated to the participating plans for the year ended December 31, is as follows:

	2016	2015

Interest and dividend income	$ 121,008,247	$140,110,704
Net appreciation (depreciation) in fair value	457,902,003	(367,594,803)
Fees and expenses	(259,721)	(427,669)
Net transfers in (out)	(277,181,552)	(243,625,785)

	$ 301,468,977	$ (471,537,553)

At December 31, 2016 and 2015, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (75% and 77%), corporate debt instruments (23% and 20%), interest bearing and non interest bearing cash (1% and 2%), and other investments (1% and 1%).

5     Party-in-Interest Transactions

Party-in-interest transactions included the investments in the ordinary shares of Eaton and the investment funds of the Trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2016 and 2015, the Eaton Shares Fund received $37,369,907 and $39,107,448, respectively, in ordinary share dividends from Eaton, which were a return of capital.

6     Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund co-managed by Standish Mellon Asset Management Company, LLC and Pacific Investment Management Company, LLC, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Footnote 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Standish Mellon and PIMCO, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed quarterly for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The issuer may terminate the contract for cause at any time.

7     Transfers In

On October 28, 2015, Eaton acquired Ephesus Lighting, Inc. The former Ephesus employees became eligible to participate in the Plan effective January 1, 2016. On September 1, 2016, the Ephesus Lighting, Inc. 401(k) Plan was merged into the Eaton Savings Plan. As a result, 401(k) balances totaling $281,320 were transferred into the Eaton Savings Plan.

8     Fair Value Measurements

In accordance with ASC 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

•Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

8     Fair Value Measurements, Continued

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies (mutual funds), Company stock funds and bond funds: Valued at the net asset value ("NAV") of shares held by the Plan at year-end.

Common collective trusts: Valued at the net unit value of units held by the trust at year-end. The unit value is determined by dividing the total value of fund assets by the total number of units of the Fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2016. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals

Registered investment companies	$2,093,517,709	$ -	$2,093,517,709
Common collective trusts	-	1,194,449,003	1,194,449,003
Company stock funds	-	1,004,266,327	1,004,266,327
Bond funds	-	163,695,144	163,695,144

Total investments at fair value	$2,093,517,709	$2,362,410,474	$4,455,928,183

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals

Registered investment companies	$2,070,102,568	$ -	$2,070,102,568
Common collective trusts	-	1,049,047,504	1,049,047,504
Company stock funds	-	929,082,150	929,082,150
Bond funds	-	144,930,380	144,930,380

Total investments at fair value	$2,070,102,568	$2,123,060,034	$4,193,162,602

9     Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification No. 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan adopted and Plan management has determined there is no impact from this pronouncement to its financial statements or disclosures.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Eaton Savings Plan

EIN 34-0196300
Plan Number 055

December 31, 2016

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Interest in Eaton Savings Trust Master Trust	Master Trust	N/A	$ 4,455,928,183
*	Interest in Eaton Stable Value Fund - See Footnote 1	Guaranteed Investment Contract	N/A	376,816,297
*	Participant Loans	4.0 - 10.5%; various maturity dates	N/A	90,238,327

$ 4,922,982,807
Footnote 1 - denotes contract value
*	Party-in-interest to the Plan.